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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*



                             ENCORE WIRE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   292562 10 5
                                 (CUSIP Number)


                                December 31, 2002
                              (Date of Event Which
                       Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G

CUSIP No. 292562 10 5

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Vincent A. Rego

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                        5        SOLE VOTING POWER
  NUMBER OF                      1,489,485 (1)
   SHARES
BENEFICIALLY            6        SHARED VOTING POWER
  OWNED BY                       0
    EACH
  REPORTING             7        SOLE DISPOSITIVE POWER
   PERSON                        1,489,485 (1)
    WITH
                        8        SHARED DISPOSITIVE POWER
                                 0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,489,485 (1)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.9% (1)

12       TYPE OF REPORTING PERSON (See Instructions)
         IN

----------
(1) The percent of class is based on 15,119,065 shares of Common Stock outstanding as of December 31, 2002.



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         THIS AMENDMENT No. 4 to Schedule 13G amends Item 4. The entire Schedule
13G, including Item 4, as amended, is restated in its entirety as follows:

ITEM 1(a).   Name of Issuer.

             Encore Wire Corporation

ITEM 1(b).   Address of Issuer's Principal Executive Offices.

             1410 Millwood Road
             McKinney, Texas  75069

ITEM 2(a).   Name of Person Filing.

             Vincent A. Rego

ITEM 2(b).   Address of Principal Business Office or, if none, Residence.

             1410 Millwood Road
             McKinney, Texas  75069

ITEM 2(c).   Citizenship.

             United States

ITEM 2(d).   Title of Class of Securities.

             Common Stock, par value $.01 per share

ITEM 2(e).   CUSIP Number.

             292562 10 5

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             (a) [ ] Broker or dealer registered under section 15 of the Act (15
                     U.S.C. 78o).

             (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                     78c).

             (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
                     (15 U.S.C. 78c).

             (d) [ ] Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).



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             (e) [ ] An investment adviser in accordance with
                     240.13d-1(b)(1)(ii)(E);

             (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

             (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

             (h) [ ] A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. [ ]

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount beneficially owned:

       As of December 31, 2002 (the date as of which all amounts and percentages are reported), Mr. Rego beneficially owned 1,489,485 shares of Common Stock of Encore Wire Corporation ("Common Stock"). During 2002, Mr. Rego's 401(k) plan disposed of an aggregate of 475 shares of Common Stock held in his name in order to fund distributions made to Mr. Rego to comply with IRS guidelines.

       A family limited partnership holds 1,236,985 of the 1,489,485 shares of Common Stock beneficially owned by Mr. Rego. The family limited partnership has a trust as its general partner, and Mr. Rego serves as the trustee for such trust and thereby has the sole power to vote or to direct the vote and to dispose or direct the disposition of the shares held by the family limited partnership. The limited partners of the family limited partnership are eight trusts established by Mr. Rego and his wife for the primary benefit of their two sons, Daniel and Paul. Mr. Rego is a co-trustee of four of the eight trusts, together in each case with the son who is the primary beneficiary of each such trust. The sole trustee of each of the other four trusts is the son who is the primary beneficiary of each such trust.

       Mr. Rego directly holds 252,500 of the 1,489,485 shares of Common Stock, with 252,085 of such shares held in his name and 415 of such shares held in his 401(k) plan.

       (b) Percent of class: 9.9% as of December 31, 2002

       (c) Number of shares as to which such person has:



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              (i)   sole power to vote or to direct the vote: 1,489,485 as of
                    December 31, 2002

              (ii)  shared power to vote or to direct the vote: None

              (iii) sole power to dispose or to direct the disposition of:
                    1,489,485 as of December 31, 2002

              (iv)  shared power to dispose or to direct the disposition of:
                    None

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10.      CERTIFICATION

              Not applicable.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 13, 2003

                                            /s/ Vincent A. Rego
                                            ------------------------------------
                                            Vincent A. Rego



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